UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-33385

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: October 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant	Calavo Growers, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	1141-A Cummings Road
City, State and Zip Code	Santa Paula, California 93060

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calavo Growers, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended October 31, 2023 (the “Form 10-K”) by the prescribed due date, without unreasonable effort or expense. The Company’s internal audit process identified to the Audit Committee of the Board of Directors certain matters that the Board of Directors determined after fiscal year end merited enhanced evaluation. The Board of Directors promptly established a Special Committee of the Board of Directors (the “Special Committee”) to evaluate  these matters, and if it deemed appropriate, commence an investigation. The Special Committee, with the assistance of outside counsel, commenced an internal investigation into these matters. As part of this internal investigation, the Special Committee determined that certain matters relating to the Company’s operations in Mexico merited further investigation in connection with the completion of the Company’s financial statements for the year ended October 31, 2023. The Special Committee is in the process of completing the first stage of this further investigation, which stage is designed to enable the Company to properly account for and disclose the matters subject to the further investigation. A second stage is intended to address remediation for issues discovered in the first stage of the further investigation. The Company needs further time given the first stage of the further investigation to prepare appropriate financial statement entries and disclosures for the Form 10-K. In addition, the Company requires additional time to complete its assessment of the effectiveness of its disclosure controls and procedures and any impact of these matters on its internal control over financial reporting.

The Company does not believe that any of the matters under investigation affect any previously issued financial statements. The Company is working diligently to complete this stage of the further investigation and the appropriate financial statement entries and disclosures so that the Form 10-K can be filed as soon as possible. The Company anticipates that it will be in a position to file the Form 10-K on or before the fifteenth calendar day following the required filing date as prescribed in SEC Rule 12b-25.

Certain statements contained in this Form 12b-25 include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include words such as “believe,” “designed to,” “anticipate,” “intend,” and similar expressions. These statements are not guarantees of results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative, including that additional issues or facts may be identified during the Special Committee’s further investigation that could cause material impacts on the Company’s historical or anticipated financial results or timing of the filing of the Company’s Form 10-K. The Company therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Shawn Munsell	805	525-1245
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-K that net sales decreased approximately 18% to $972 million for the year ended October 31, 2023, compared to the year ended October 31, 2022, with gross profit as a percentage of revenue for full year fiscal 2023 modestly lower than the first nine-month period of fiscal 2023.

The Company is not able at this time to estimate other components of anticipated changes in results of operations due to the ongoing procedures described in Part III of this notice.

Calavo Growers, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

4
Dated: January 17, 2024		/s/ Shawn Munsell
	By:	Shawn Munsell
	Title:	Chief Financial Officer